SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment Number Twenty-Five)

Redwood Trust, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

758075402
(Cusip Number)

12/31/2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/  Rule 13d-1 (b)
/   /  Rule 13d-1 (c)
/   /  Rule 13d-1 (d)

CUSIP NO. 758075402 13G

1) NAME OF REPORTING PERSON                       I.R.S. NUMBER OF REPORTING PERSON
Weitz Investment Management, Inc.	Tax I.D. No. 47-0654095

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [     ]
(b) [ X ]

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
 State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5) Sole Voting Power: 5,406,215
6) Shared Voting Power: None
7) Sole Dispositive Power: 5,406,215
8) Shared Dispositive Power: None

9) AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,406,215

10)   CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
[  ]

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
7.05%

12)   TYPE OF REPORTING PERSON
IA

CUSIP NO. 758075402 13G

1)	NAME OF REPORTING PERSON
Wallace R. Weitz

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)	[ ]	N/A
(b)	[ ]

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5)	Sole Voting Power: None

6)	Shared Voting Power: 5,406,215

7)	Sole Dispositive Power: None

8)	Shared Dispositive Power: 5,406,215

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,406,215

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
[   ]

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.05%

12)	TYPE OF REPORTING PERSON
IN

Item 1(a).  Name of Issuer:
Redwood Trust, Inc.

Item 1(b).  Address of Issuer's Principal Executive Office:
One Belvedere Place, # 300
Mill Valley, California  94941

Item 2(a).  Names of Persons Filing:
Weitz Investment Management, Inc.
Wallace R. Weitz, Primary Owner of Weitz Investment Management, Inc.

Item 2(b).  Principal Business Address of Persons Filing:
1125 South 103rd Street, Suite 200
Omaha, Nebraska 68124-1071

Item 2(c).  Citizenship:
Weitz Investment Management, Inc. - State of Nebraska
Wallace R. Weitz – Citizen of United States of America

Item 2(d).  Title of Class of Securities:
Common Stock

Item 2(e).  CUSIP Number:
758075402

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(e)
Investment Adviser registered under Section 203 of the Investment Advisers  Act of 1940.  This statement is being filed by Weitz Investment Management, Inc. (“Weitz Inc.”) as a registered investment adviser.  All of the securities reported in this statement are owned of record by investment advisory clients of Weitz Inc. and none are owned directly or indirectly by Weitz Inc.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Weitz Inc. is the beneficial owner of any of the securities covered by the statement.

(g)
Control Person.  This statement is also being filed by Wallace R. Weitz (“Weitz”), primary owner of Weitz Inc. in the event he could be deemed to be an indirect beneficial owner of the securities reported by Weitz Inc. through the exercise of voting control and/or dispositive power over the securities as a result of his official positions or ownership of the voting securities of Weitz Inc.  Mr. Weitz does not own directly or indirectly any securities covered by this statement for his own account.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Weitz is the beneficial owner of any of the securities covered by this statement.

Item 4.  Ownership:
(a)	Amount Beneficially Owned:
(i)   Weitz Inc.                  5,406,215 Shares
(ii)  Weitz                         5,406,215 Shares

(b)	Percent of Class:
(i)   Weitz Inc.                 7.05%
(ii)  Weitz                        7.05%

(c) Number of Shares as to which such person has:
(I)  sole power to direct vote:
(i)  Weitz Inc.              5,406,215
(ii) Weitz                     0

(II)  shared power to direct vote:
(i) Weitz Inc.	0
(ii) Weitz	5,406,215

(III)  sole power to dispose:
(i) Weitz Inc.	5,406,215
(ii) Weitz	0

(iv)  shared power to dispose:
(i) Weitz Inc.	0
(ii) Weitz	5,406,215

Item 5.  Ownership of Five Percent or Less of a Class
N/A

Item 6.  Ownership of  More Than Five Percent on Behalf of Another Person
N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.  Identification and Classification of Members of the Group
N/A

Item 9.  Notice of Dissolution of Group
N/A

Item 10.  Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 23, 2017

WEITZ INVESTMENT MANAGEMENT, INC.

By:	/s/ Wallace R. Weitz
Name:	Wallace R. Weitz
Title:	Chairman of the Board

WALLACE R. WEITZ
(Individually)

/s/ Wallace R. Weitz

Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the securities of the Issuer and further  agree that this joint filing agreement be included as an exhibit to this Schedule 13G.  In evidence thereof, the undersigned hereby execute this agreement as of the 23rd day of January, 2017.

WEITZ INVESTMENT MANAGEMENT, INC.

By:	/s/ Wallace R. Weitz
Name:	Wallace R. Weitz
Title:	Chairman of the Board
WALLACE R. WEITZ
(Individually)

/s/ Wallace R. Weitz